

July 9, 2014

<u>Via U.S. Mail</u>
Stewart E. Irvine
President and Chief Executive Officer
Imogo Mobile Technologies Corp.
Suite 100, 40 Lake Bellevue Drive
Bellevue, WA 98005

> **Re: Imogo Mobile Technologies Corp**
> **Item 4.01 Form 8-K**
> **Filed October 8, 2013**
> **Item 4.01 Form 8-K/A**
> **Filed March 12, 2014**
> **File No. 000-51976**

Dear Mr. Irvine:

We issued comments to you on the above captioned filings on March 18, 2014**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 23, 2014.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-3737 if you have any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief